Via Facsimile and U.S. Mail
Mail Stop 4720

October 23, 2009

Mr. John Marazza
Executive Vice President, Chief Financial Officer, and Corporate Secretary
First Mercury Financial Corporation
29110 Inkster Road, Suite 100
Southfield, MI 48034

Re: **First Mercury Financial Corporation**
       Form 10-K for the Period Ended December 31, 2008
       Definitive Proxy Statement on Schedule 14A filed on April 13, 2009
       File No. 001-33077

Dear Mr. Marazza:

       We have reviewed your October 2, 2009 response to our September 18, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Period Ended December 31, 2008

Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Goodwill and Intangible Assets, page 80

1. We acknowledge your response to our previous comment three. Please explain to us why you do not apparently allocate any of the AMC acquisition goodwill to your insurance underwriting operations for any expected benefit from the synergies of the acquisition. Please see paragraph 34 of SFAS 142. Please revise your disclosure to clarify.

Segment Information, page 85

2. Please clarify your response to comment four to demonstrate how your businesses of insurance underwriting and insurance agencies separately meet or do not meet the operating segment criteria and quantitative thresholds as described under

paragraph 10 and 18, respectively, of SFAS 131. If they separately meet the definition of an operating segment and either one meets any of the quantitative thresholds, the segment that meets the quantitative thresholds must be reported separately in accordance with paragraph 16 of SFAS 131. If neither one meet the quantitative thresholds, provide us an analysis of how they meet the aggregation criteria under paragraph 17 of SFAS 131. Please note that quantitative thresholds are relevant only for the aggregation of operating segments that do not meet the quantitative thresholds. Refer to paragraph 19 of SFAS 131.

17. Fair Value of Financial Instruments, page 106

3. Please revise your response to comment six to include the description of the methodology you use in valuing your investment in the limited partnership, rather than only of $0.7 million in convertible preferred stock.

Definitive Proxy Statement on Schedule 14A filed on April 13, 2009

Our Process for Setting Executive Compensation Levels, page 14

4. We note your response to our prior comment 7 and advise you that we will not be in a position to clear this comment until the letter agreement with Mr. Fleckenstein has been filed with your Form 10-Q for the quarter ended September 30, 2009.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney at (202) 551-3563 with questions on the Definitive Proxy Statement comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant